

Mail Stop 4628

January 7, 2016

Carl E. Lee, Jr.
Chief Executive Officer
Snyder's-Lance, Inc.
13515 Ballantyne Corporate Place
Charlotte, NC 28277

> **Re: Snyder's-Lance, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 23, 2015**
> **File No. 333-208214**

Dear Mr. Lee:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 17, 2015 letter.

Diamond Proposal 1: Adoption of the Merger Agreement and Snyder's-Lance Proposal 1: Approval of the Stock Issuance, page 85

Background of the Proposed Merger, page 85

1.	We note your response to our prior comment 8. Please clarify whether Morgan Stanley provided Credit Suisse with financial projections, assessments as to potential transaction synergies and planned operating costs reductions on October 21, 2015.

       You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Attorney-Advisor, at (202) 551-3763 or, in her absence, me at (202) 551-3642 with any other questions.

       Sincerely,

       /s/ Loan Lauren P. Nguyen

       Loan Lauren P. Nguyen
       Legal Branch Chief
       Office of Natural Resources